
January 25, 2021

Edward A. Rose, III
Chief Executive Officer
Mason Industrial Technology, Inc.
110 E. 59th Street
New York, NY 10022

> **Re: Mason Industrial Technology, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 22, 2021**
> **Registration Statement on Form S-1**
> **Filed January 12, 2021**
> **File No. 333-252051**

Dear Mr. Rose:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 23, 2020 letter.

Amendment No. 1 to Form S-1 filed January 22, 2021

Risk Factors
Provisions in our amended and restated certificate of incorporation may limit our stockholders' ability to obtain a favorable judicial forum, page 71

1. In response to comment 1 you revised your risk factor to disclose that "[i]n addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act." However, we note that "Article XIII - Exclusive Forum for Certain Lawsuits" in Exhibit 3.2 does not

contain this clause. Please revise your amended and restated certification of incorporation to disclose the application of your exclusive forum clause to claims under the Securities Act and the Exchange Act.

Exhibits

2.   We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." We also note that the company waives any objection to such "exclusive" jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

    You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Energy & Transportation

cc: Gregory P. Patti, Jr., Esq.